UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

/ x /  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

/  /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 333-39249

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pioneer Natural Resources Company

5205 North O'Connor Blvd., Suite 200

Irving, Texas 75039

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

With Report of Independent Registered Public Accounting Firm

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

To the Participants and the Plan Administrator of

Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan:

We have audited the accompanying statements of net assets available for benefits of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Dallas, Texas

June 27, 2008

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Investments at fair value	$ 192,958,904	$ 168,242,423
Participant loans receivable	3,952,918	3,281,137

	196,911,822	171,523,560
Unallocated accrued administrative expenses	—	(6,886)

Net assets available for benefits, at fair value	196,911,822	171,516,674
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common/collective trust	(52,853)	77,582

Net assets available for benefits	$ 196,858,969	$ 171,594,256

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2007

Additions to net assets available for benefits:
Interest and dividend income	$ 10,911,543
Employer contributions	11,586,346
Participants' contributions	9,483,177
Net appreciation in fair value of investments	3,289,024
Rollovers	956,150
Other income	7,775
Total additions	36,234,015

Deductions from net assets available for benefits:
Distributions to participants	10,946,069
Administrative expenses	23,233
Total deductions	10,969,302

Net increase in net assets available for benefits	25,264,713
Net assets available for benefits, beginning of year	171,594,256

Net assets available for benefits, end of year	$ 196,858,969

See accompanying notes to financial statements.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1.	Description of Plan

The following description of the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan (the "Plan") provides only general information. Participants and beneficiaries should refer to the Summary Plan Description for a complete description of the Plan, a copy of which is available to each participant and beneficiary from the Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee (the "Plan Administrator"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

The Plan is a defined contribution plan established on January 1, 1990 under Section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan was established for the benefit of the employees of Pioneer Natural Resources USA, Inc. (the "Employer"), a wholly-owned subsidiary of Pioneer Natural Resources Company (the "Company"). All regular full-time and part-time employees of the Employer are eligible to participate in the Plan on the first day of the month following their date of hire. The Plan's assets are held in a trust and certain administrative functions are performed by Vanguard Fiduciary Trust Company, the trustee of the trust (the "Trustee").

Contributions

Participants may elect to contribute to the Plan an amount of not less than two percent nor more than 30 percent of their pre-tax basic compensation per pay period. Additionally, participants may elect to make after-tax contributions to the Plan. As of December 31, 2007, a participant's combined pre-tax and after-tax contributions to the Plan could not exceed 50 percent of the participant's basic compensation per pay period. See Note 7 for a description of Plan amendments made during January 2008 that increased certain allowable participant contribution limitations. Certain participants may make catch-up contributions to the Plan in accordance with Section 414(v) of the Code. Pre-tax, after-tax and catch-up contributions are hereinafter referred to as "Participant Contributions." Matching contributions are made in cash by the Employer on behalf of a participant in an amount equal to 200 percent of the pre-tax contributions made by the participant that do not exceed five percent of the participant’s annual basic compensation (as defined in the Plan) (the "Matching Contributions").

Participant Accounts and Investment Options

Participants’ accounts are credited with their Participant Contributions and Matching Contributions. In accordance with Section 404(c) of ERISA and the Plan’s Investment Policy Statement, participants exercise individual control over their accounts and are provided a broad range of investment funds in which they may choose to invest their Participant and Matching Contributions. Earnings and losses attributable to the participants’ chosen investments are allocated to the participants’ accounts, along with any investment fees charged by the funds. During the Plan year ended December 31, 2007, participants were permitted to allocate their contributions among the following registered investment company funds, common/collective trusts and Pioneer Stock Investment Fund:

Registered Investment Company Funds:

•

Vanguard PRIMECAP Fund - Invests in stocks considered to have above-average earnings growth potential that is not reflected in their current market prices. The Fund’s portfolio consists predominantly of stocks of large- and mid-capitalization companies.

•	Vanguard Windsor II Fund - Invests mainly in large- and mid-capitalization companies whose stocks are considered by an advisor to be undervalued.

•

Vanguard 500 Index Fund - Invests all, or substantially all, of its assets in the stocks of companies that make up the Standard and Poor's 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1.	Description of Plan(continued)

•

Vanguard Prime Money Market Fund - Invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities.

•	Vanguard International Growth Fund - Invests predominantly in the stocks of companies located outside the United States that its advisors have deemed to have above-average growth potential.

•	Vanguard Explorer Fund - Invests mainly in the stocks of small companies that tend to be unseasoned, but are considered by the Fund’s advisors to have superior growth potential.

•

Vanguard Short-Term Investment-Grade Fund - Invests in a variety of high-quality and, to a lesser extent, medium-quality fixed income securities, at least eighty percent of which will be short- and intermediate-term investment grade securities.

•

Vanguard Asset Allocation Fund - Allocates its assets among common stocks, bonds, and money market instruments in proportions consistent with the advisor’s evaluation of their expected returns and risks. These proportions are changed from time to time as risk-adjusted return expectations shift.

•	Vanguard Total Bond Market Index Fund - Employs a "passive management"—or indexing—investment approach designed to track the performance of the Lehman Brothers U.S. Aggregate Bond Index.

•

Vanguard Extended Market Index Fund - Employs a "passive management"—or indexing—investment approach designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

•

Vanguard Inflation-Protected Securities Fund - Invests at least eighty percent of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

•	Vanguard Target Retirement Income - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors currently in retirement.

•	Vanguard Target Retirement 2005 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire before the year 2008.

•	Vanguard Target Retirement 2010 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2008 and 2012.

•	Vanguard Target Retirement 2015 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2013 and 2017.

•	Vanguard Target Retirement 2020 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2018 and 2022.

•	Vanguard Target Retirement 2025 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2023 and 2027.

•	Vanguard Target Retirement 2030 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2028 and 2032.

•	Vanguard Target Retirement 2035 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2033 and 2037.

•	Vanguard Target Retirement 2040 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2038 and 2042.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1.	Description of Plan(continued)

•	Vanguard Target Retirement 2045 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2043 and 2047.

•	Vanguard Target Retirement 2050 Fund - Invests in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire between the years 2048 and 2053.

Common/Collective Trusts:

•

Vanguard Retirement Savings Trust – Invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

•	Sarofim Equity Fund - Invests in a diversified group of large, high-quality, multinational companies with favorable growth prospects and high incremental returns on investment.

Pioneer Stock Investment Fund – Invests in Pioneer common stock, as well as a small amount of cash, which is held in the fund to help facilitate daily transactions.

See Note 3 for additional information regarding investment risks and uncertainties.

Vesting

Participants are immediately vested in their Participant Contributions and any earnings thereon. Participants vest in Matching Contributions and earnings thereon proportionately for each full year of completed service over a four-year period that begins with the participant's date of hire. Participants’ account balances that were merged into the Plan from predecessor plans are fully vested.

Payments of Benefits

Vested balances > $5,000. If the total value of the vested portion of a participant's accounts (other than rollover amounts) exceeds $5,000, payments will begin no later than at age 70-1/2 unless the participant terminates, retires or becomes disabled prior to age 70-1/2 and consents to an earlier distribution date by making a request to the Plan Administrator. Distributions of the vested portion of the account of a terminated, retired or disabled participant can be in the form of a single distribution or monthly, quarterly or annual installment distributions over a period of two or more years. Upon the termination of employment, retirement or disability of a participant, such participant’s vested account balances attributable to predecessor plans shall be distributed in the form of a joint and survivor annuity unless the participant directs the Plan Administrator to distribute the benefits in the form of a single distribution or installment distributions.

Vested balances < $5,000. If the total value of the vested portion of the participant’s accounts is $5,000 or less but more than $1,000 (not including amounts in the participant’s rollover account, if any); the participant separates from service for any reason other than the participant’s retirement, permanent disability, death or transfer to an affiliate of the Employer; and the distribution is an eligible rollover distribution, the Plan will automatically pay the distribution in a direct rollover to an individual retirement account designated by the Plan Administrator unless the participant elects to have it paid directly to the participant in a single distribution or rolled over to another eligible retirement plan. If the total value of the vested portion of the participant’s accounts is $5,000 or less but more than $1,000 (not including amounts in the participant’s rollover account, if any) and the participant separates from service as a result of the participant’s death retirement or permanent disability, the vested portion will be distributed to the participant in a single distribution (in the case of death, to the participant’s beneficiary or beneficiaries). If the total value of the vested portion of the participant’s accounts is $1,000 or less, payment will be made in a single distribution as soon as administratively possible.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1.        Description of Plan(continued)

In either case, vested amounts that are invested in the Pioneer Stock Investment Fund may, at the election of the participant, be distributed in the form of the Company's common stock with cash distributed in lieu of fractional shares of stock.

Under the Plan, a participant's beneficiary will receive the participant's account balances in the event of the participant's death.

In-Service Withdrawals

A current employee of the Employer may withdraw (i) all or a portion of the participant’s account balances derived from after-tax Participant Contributions or rollover contributions; (ii) pre-tax Participant Contributions (excluding earnings and qualified nonelective contributions allocated to the participant’s pre-tax Participant Contributions accounts) under certain hardship conditions specified in the Plan document; or (iii), if the participant has attained the age of 59-1/2, all or a portion of the participant’s account balances (excluding certain accounts containing Employer contributions).

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 and up to a maximum of the lesser of (i) $50,000 (reduced by the excess, if any, of the highest total outstanding balance of all other Plan loans to the participant during the one-year period ending on the day before the date a new loan is made, over the outstanding balance of those other loans on the date the new loan is made) or (ii) 50 percent of their accounts' vested balances. The loans are secured by the balance in the participants’ accounts. Participants’ loans bear interest at an annual rate equal to the prime borrowing rate at the inception of the loan plus one percent. Loan principal and interest is paid ratably through payroll deductions over a period not to exceed five years unless the loan is for the purpose of acquiring the principal residence of the participant.

Forfeitures

Upon termination of employment, the unvested portion of a participant's account is forfeited to the Plan. Forfeitures are used to restore previously forfeited amounts to participants upon rehire as required by the Plan, pay for administrative expenses incurred by the Plan, or reduce subsequent Matching Contributions made to the Plan by the Employer.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan, subject to the provisions of ERISA, to discontinue its contributions at any time or to terminate the Plan. In the event of the Plan's termination or the complete discontinuance of any contributions to the Plan, participants will immediately become fully vested in their accounts.

Note 2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting in accordance with United States generally accepted accounting principles ("GAAP").

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 2.         Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

SFAS 157. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan's management is assessing the impact that the adoption of SFAS 157 may have on the Plan's net assets available for benefits and future changes in Plan net assets available for benefits.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Investment Valuation

The Plan's investments are stated at fair value in the Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006, as reported by the Trustee. Investment fair values are determined as follows:

1.	Investments in registered investment company funds are valued using published market prices which represent the net asset value of shares or units held by the Plan as of December 31.
2.

Investments in the common/collective trusts are valued based upon the fair values of the underlying net assets of the trusts, as determined by the issuer. The fair value of the Vanguard Retirement Savings Trust includes traditional contracts, wrapper contracts re-bid to determine the replacement cost, and underlying bond instruments valued by the Trustee.

3.	Investments in the Company's common stock are valued at the last reported sales price on December 31.
4.	Participant loans receivable are valued at their unpaid principal balance, which approximates fair value on December 31.

As described in Financial Accounting Standards board Staff Position AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans", (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (the Vanguard Retirement Savings Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan's interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Security Transactions and Investment Income

Security transactions are accounted for on a trade-date basis. Expenses incurred with transactions, if any, are added to the purchase price or deducted from the selling price at the time of the transactions. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 3.	Investments

The Trustee holds the Plan's investments and executes all investment transactions.

The fair values of individual investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 2007 and 2006 are as follows:

December 31,
	2007	2006

Vanguard PRIMECAP Fund	$ 40,148,842	$ 37,308,588
Vanguard Windsor II Fund	$ 26,996,659	$ 26,183,514
Vanguard 500 Index Fund	$ 25,323,499	$ 22,652,092
Vanguard Prime Money Market Fund	$ 18,006,113	$ 14,412,010
Vanguard International Growth Fund	$ 14,380,956	$ 9,889,272
Sarofim Equity Fund	$ 13,867,619	$ 12,722,017

During the year ended December 31, 2007, the fair value of the Plan's investments (including investments purchased, sold and held) appreciated as follows:

Registered investment company funds	$ 252,836
Common/collective trusts	1,099,147
Pioneer Stock Investment Fund	1,937,041

Net appreciation in fair value of investments	$ 3,289,024

The investment funds in which participants are allowed to invest their accounts under the Plan are subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, interest rate risk, credit risk, political risk, general business risks and overall market volatility risk. The investment funds have individual risk profiles that cause them to respond differently to changes in the risks and uncertainties described above. Due to the level of risk associated with the investment funds, it is reasonably possible that changes in the fair values of the investment funds may have occurred since December 31 or may occur during the near term, and that such changes could cause participants' account balances, and thus the benefits to which participants are entitled under the Plan, to differ materially from those reported as of December 31, 2007.

Note 4.	Administrative Expenses

The Employer may pay certain expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not obligated to do so. Any Plan expenses not paid by the Employer are paid from the Plan's forfeiture account or from Plan assets. Administrative expenses incurred by the Plan were $23,233 for activity related to the year ended December 31, 2007, of which $15,733 was paid from the Plan’s forfeiture account and $7,500, representing participant loan transaction fees, were paid from Plan assets of the borrower. Plan administrative expenses paid by the Employer were $10,619 for activity related to the year ended December 31, 2007.

Plan assets in the Plan’s forfeiture account qualifying to be used to defray Plan administrative expenses or to reduce the amount of Matching Contributions totaled $1,221,132 and $632,243 as of December 31, 2007 and 2006, respectively.

Note 5.	Tax Status of the Plan

The Plan received a determination letter from the Internal Revenue Service ("IRS") dated March 19, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended and restated. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 6.	Related Party Transactions

Plan investments are in shares or units of registered investment company funds, common stock of the Company and common /collective trusts that are managed by the Trustee or for which the Trustee provides services. Transactions in these funds and the Pioneer Stock Investment Fund qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules.

Note 7.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the accompanying financial statements	$ 196,858,969	$ 171,594,256
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts	52,853	—

Net assets available for benefits per Form 5500	$ 196,911,822	$ 171,594,256

The following is a reconciliation of net increase in net assets available for benefits per the accompanying financial statements to Form 5500:

Net increase in net assets available for benefits per the accompanying financial statements	$ 25,264,713
Plus: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at December 31, 2007	52,853

Net increase per Form 5500	$ 25,317,566

The accompanying financial statements present fully benefit-responsive contracts at contract value. Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item. The 2006 Form 5500 reflected these contracts at contract value.

Note 8.	Subsequent Event

As of January 1, 2008, the Plan was amended and restated to bring certain provisions into compliance with current tax law and to incorporate prior amendments. The Plan was also amended to permit participants to make Roth contributions, which allow a participant to pay federal income taxes on a portion of their contributions to the Plan and take related distributions from the Plan free of federal income tax. Additionally, the Plan was amended to increase the percentage of a participant’s compensation he or she may contribute to the Plan. Specifically, participants may now make pre-tax and designated Roth contributions in an amount up to 80 percent of their eligible compensation or the applicable legal limit. Participants may also make after-tax contributions in an amount that, when added to their pre-tax and Roth contributions, is up to 80 percent of their compensation.

PIONEER NATURAL RESOURCES USA, INC. (401(K) AND MATCHING PLAN

Schedule H; Line 4i – Schedule of Assets (Held At End Of Year)

EIN: 75-2516853

Plan Number: 001

As of December 31, 2007

		(c)
	(b)	Description of investment including	(e)
	Identity of issuer, borrower,	maturity date, rate of interest,	Current
(a)	lessor, or similar party	collateral, par or maturity value	Value

*	Vanguard Fiduciary Trust Company	Vanguard PRIMECAP Fund – 557,236 shares	$ 40,148,842
*	Vanguard Fiduciary Trust Company	Vanguard Windsor II Fund – 863,617 shares	26,996,659
*	Vanguard Fiduciary Trust Company	Vanguard 500 Index Fund – 187,373 shares	25,323,499
*	Vanguard Fiduciary Trust Company	Vanguard Prime Money Market Fund – 18,006,113 shares	18,006,113
*	Vanguard Fiduciary Trust Company	Vanguard International Growth Fund – 579,410 shares	14,380,956
*	Vanguard Fiduciary Trust Company	Vanguard Explorer Fund – 118,596 shares	8,442,851
*	Vanguard Fiduciary Trust Company	Vanguard Retirement Savings Trust – 6,932,492 shares	6,985,345
*	Vanguard Fiduciary Trust Company	Vanguard Short-Term Investment-Grade Fund – 612,489 shares	6,523,003
*	Vanguard Fiduciary Trust Company	Vanguard Asset Allocation Fund – 217,164 shares	6,512,739
*	Vanguard Fiduciary Trust Company	Vanguard Total Bond Market Index Fund – 635,294 shares	6,454,588
*	Vanguard Fiduciary Trust Company	Vanguard Inflation-Protected Securities Fund – 315,060 shares	3,922,502
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2010 fund – 73,745 shares	1,700,557
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2015 fund – 80,920 shares	1,056,818
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2020 fund – 37,633 shares	883,244
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2035 Fund – 48,800 shares	713,457
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2025 Fund – 47,945 shares	657,804
*	Vanguard Fiduciary Trust Company	Vanguard Extended Market Index Fund – 13,762 shares	548,976
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2045 Fund – 34,102 shares	514,599
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2030 Fund – 7,413 shares	176,876
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2050 Fund – 5,118 shares	122,112
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2040 Fund – 3,425 shares	81,406
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement 2005 Fund – 3,645 shares	43,810
*	Vanguard Fiduciary Trust Company	Vanguard Target Retirement Income – 1,246 shares	13,869
*	Fayez Sarofim & Co.	Sarofim Equity Fund – 205,996 shares	13,867,619
*	Pioneer Natural Resources Company	Pioneer Stock Investment Fund – 507,756 units	8,880,660
*	Participants loans receivable	Interest rates range from 5.0% to 9.25%	3,952,918

			$ 196,911,822

_________________________

*Party-in-interest

Note: Column (d) is not applicable since all investments are participant directed.

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PIONEER NATURAL RESOURCES USA, INC.
401(k) AND MATCHING PLAN

Date: June 27, 2008	By:	/s/ Larry N. Paulsen
Larry N. Paulsen
Chairman of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 27, 2008	By:	/s/ Richard P. Dealy
Richard P. Dealy
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 27, 2008	By:	/s/ Mark H. Kleinman
Mark H. Kleinman
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 27, 2008	By:	/s/ Kerry D. Scott
Kerry D. Scott
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 27, 2008	By:	/s/ Kevin J. Schepel
Kevin J. Schepel
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

Date: June 27, 2008	By:	/s/ Susan A. Spratlen
Susan A. Spratlen
Member of Pioneer Natural Resources USA, Inc. 401(k) and Matching Plan Committee

PIONEER NATURAL RESOURCES USA, INC. 401(k) AND MATCHING PLAN

INDEX TO EXHBIITS

Exhibit Number	Description	Page

23.1 (a)	Consent of Independent Registered Public Accounting Firm	17

(a) Filed herewith.